                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE TO
                                  (Rule 13e-4)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                  GENUITY INC.
       (Name of Subject Company (Issuer) Name of Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.01 Per Share
         Under the Genuity Inc. 2000 Long-Term Stock Incentive Plan and
             the Genuity Inc. Outside Directors' Compensation Plan
                         (Title of Class of Securities)

                                   37248E103
                     (CUSIP Number of Class of Securities)

                                Paul R. Gudonis
               Chairman of the Board and Chief Executive Officer
                                  Genuity Inc.
                              225 Presidential Way
                          Woburn, Massachusetts 01801
                                 (781) 865-2000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
                                    Copy to:
                             Robert F. Hayes, Esq.
                             Patrick O'Brien, Esq.
                                  Ropes & Gray
                            One International Place
                          Boston, Massachusetts 02110

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       Transaction Valuation                           Amount of Filing Fee
--------------------------------------------------------------------------------
         Not applicable*                                 Not applicable*
--------------------------------------------------------------------------------

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.


[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   Not Applicable.     Filing Party: Not Applicable.

     Form or Registration No.: Not Applicable.     Date Filed:   Not Applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer .

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]

********************************************************************************

     Genuity, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Genuity will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, election form and other related documents. Employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, election form and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange. Additional copies of these documents may be obtained without charge by employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange by contacting the person specified in these documents.

********************************************************************************

On November 28, 2001, Genuity issued the following press release:



Media Contacts:                      IR CONTACTS:
Susan Kraus, 781-865-3511            George Lieb, 781-865-4121
John Vincenzo, 781-865-5468          Arleen Llerandi, 781-865-3544




                                                               November 28, 2001

           GENUITY ANNOUNCES VOLUNTARY STOCK OPTION EXCHANGE PROGRAM


Woburn, Mass. -- Genuity Inc. (NASDAQ: GENU), the leading provider of Internet infrastructure services and eBusiness Network Platforms, today announced that it will offer its employees and directors a stock option exchange program. The voluntary program will give employees and directors the opportunity to exchange options they were issued from Genuity's Initial Public Offering in June 2000 through May 31, 2001, and certain other options issued after that date, for an equal number of replacement options to be granted at least six months and one day after the old options are cancelled.

"Our employees have always been the key to making Genuity an industry leader and this program is designed to give them a long-term incentive for their hard work," said Paul R. Gudonis, Genuity chairman and CEO. "We have specifically designed this program to motivate and retain our employees who are critical to the enhancement of Genuity's shareholder value as we go forward."

The exercise price for the new options will be the fair market value of Genuity's stock on the re-grant date. The new options will begin vesting on the re-grant date and continue to vest monthly in equal increments over the same vesting period of the cancelled options. Approximately 51 million options are eligible for exchange under this new program.

Genuity will be filing a tender offer document with the Securities and Exchange Commission that provides additional information concerning the stock option exchange program. The terms and conditions of the program are subject to change prior to or during the offering period.

ABOUT GENUITY

Genuity is a leading Internet infrastructure services provider and the first company in the industry to offer an eBusiness Network Platform. Genuity combines its Tier 1 network with its full portfolio of managed Internet services, including dedicated, remote and broadband access, Web hosting and Internet security to develop a platform for creating scalable and repeatable managed eBusiness solutions. With annual revenues of more than $1 billion,

Genuity (NASDAQ: GENU and NM: Genuity A-RegS 144) is a global company with offices and partnerships throughout the U.S., Europe, Asia and Latin America. Additional information about Genuity can be found at www.genuity.com.

                                      ###

Genuity Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Genuity will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, election form and other related documents. Employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, election form and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange. Additional copies of these documents may be obtained without charge by employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange by contacting the person specified in these documents.

                                      -3-